Form 1120
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return
For calendar year 2018 or tax year beginning _____ ending _____
▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

OMB No. 1545-0123

2018

A Check if:
1a Consolidated return (attach Form 851) . . . ☐
b Life/nonlife consolidated return . . . . . ☐
2 Personal holding co. (attach Sch. PH) . . . . ☐
3 Personal service corp. (see instructions) . . . . ☐
4 Schedule M-3 attached . ☐

TYPE OR PRINT

Name: **Camppedia Inc.**
Number, street, and room or suite no. If a P.O. box, see instructions.
2405McDuffie Street
City or town, state or province, country, and ZIP or foreign postal code
Houston, TX 77019

B Employer identification number
83-2181750
C Date incorporated
10/08/2018
D Total assets (see instructions)
$

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a	
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	
2	Cost of goods sold (attach Form 1125-A)	2	
3	Gross profit. Subtract line 2 from line 1c	3	
4	Dividends and inclusions (Schedule C, line 23, column (a))	4	
5	Interest	5	
6	Gross rents	6	
7	Gross royalties	7	
8	Capital gain net income (attach Schedule D (Form 1120))	8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10	Other income (see instructions-attach statement)	10	
11	**Total income.** Add lines 3 through 10	▶ 11	

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	▶ 12	
13	Salaries and wages (less employment credits)	13	
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	
17	Taxes and licenses	17	
18	Interest (see instructions)	18	
19	Charitable contributions	19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21	Depletion	21	
22	Advertising	22	153.
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	
25	Reserved for future use	25	
26	Other deductions (attach statement)	26	4,409.
27	**Total deductions.** Add lines 12 through 26	▶ 27	4,562.
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	-4,562.
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 24, column (c))	29b	
c	Add lines 29a and 29b	29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	-4,562.
31	Total tax (Schedule J, Part I, line 11)	31	
32	2018 net 965 tax liability paid (Schedule J, Part II, line 12)	32	
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)	33	
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐	34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed	35	
36	**Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid	36	
37	Enter amount from line 36 you want: Credited to 2019 estimated tax ▶ _____ Refunded ▶ 37		

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____ _____ ▶ _____
Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Firm's name ▶			Firm's EIN ▶	
Firm's address ▶			Phone no.	

For Paperwork Reduction Act Notice, see separate instructions.

UYA

Form **1120** (2018)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		see instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Section 965(a) inclusion		see instructions	
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add lines 9 through 22, column (c). Enter here and on page 1, line 29b			

UYA   Form **1120** (2018)

Schedule J	Tax Computation and Payment (see instructions)

Part I-Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐		
2	Income tax. See instructions	2	
3	Base erosion minimum tax (attach Form 8991)	3	
4	Add lines 2 and 3	4	
5a	Foreign tax credit (attach Form 1118)	5a	
b	Credit from Form 8834 (see instructions)	5b	
c	General business credit (attach Form 3800)	5c	
d	Credit for prior year minimum tax (attach Form 8827)	5d	
e	Bond credits from Form 8912	5e	
6	**Total credits.** Add lines 5a through 5e	6	
7	Subtract line 6 from line 4	7	
8	Personal holding company tax (attach Schedule PH (Form 1120))	8	
9a	Recapture of investment credit (attach Form 4255)	9a	
b	Recapture of low-income housing credit (attach Form 8611)	9b	
c	Interest due under the look-back method-completed long-term contracts (attach Form 8697)	9c	
d	Interest due under the look-back method-income forecast method (attach Form 8866)	9d	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e	
f	Other (see instructions-attach statement)	9f	
10	**Total.** Add lines 9a through 9f	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11	

Part II-Section 965 Payments (see instructions)

12	2018 net 965 tax liability paid from Form 965-B, Part II, column (k), line 2. Enter here and on page 1, line 32	12	

Part III-Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2017 overpayment credited to 2018	13	
14	2018 estimated tax payments	14	
15	2018 refund applied for on Form 4466	15	( )
16	Combine lines 13, 14, and 15	16	
17	Tax deposited with Form 7004	17	
18	Withholding (see instructions)	18	
19	**Total payments.** Add lines 16, 17, and 18	19	
20	Refundable credits from:		
a	Form 2439	20a	
b	Form 4136	20b	
c	Form 8827, line 8c	20c	
d	Other (attach statement-see instructions)	20d	
21	**Total credits.** Add lines 20a through 20d	21	
22	2018 net 965 tax liability from Form 965-B, Part I, column (d), line 2. See instructions	22	
23	**Total payment, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	23	